Exhibit (a)(11)

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

Event Date/Time: Aug. 07. 2008 / 10:00AM ET

Thomson StreetEvents	www.streetevents.com	Contact Us	1

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07. 2008 / 10:00AM ET, MOTV.PK - Q2 2008 Motive, Inc. Earnings Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Alfred Mockett

Motive, Inc. - Chairman and CEO

Mike Fitzpatrick

Motive, Inc.- CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Paul Hill

PMH Capital - Analyst

P R E S E N T A T I O N

Operator

Good morning, and welcome to the Motive Inc. second-quarter 2008 conference call. Today’s call is being recorded. My name is Carol and I will be your coordinator for today. (Operator Instructions).

Before we begin, I would like to remind everyone that this conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and offer to buy shares of Motive’s common stock is only pursuant to the offer to purchase a letter of transmittal and related materials that Alcatel-Lucent or a subsidiary thereof, has filed with the US Securities and Exchange Commission on schedule, TO. Motive has filed with the US Securities and Exchange Commission and mailed to its stockholders a tender offer Solicitation/Recommendation Statement on Schedule 14-D9 in connection with the tender offer by Alcatel-Lucent or a subsidiary thereof.

Shareholders of Motive should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Shareholders may obtain the offer to purchase the letter of transmittal and related documents without charge from the SEC’s website at www.SEC.gov, or from Motive’s Investor Relations department or the Investor Relations section of Motive’s website at http://IR.Motive.com. Shareholders are urged to read carefully those materials prior to making any decisions with respect to the offer.

I would also like to draw everyone’s attention to the fact that this call will include certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ, perhaps materially, from those that are presented today. A description of these risks and uncertainties is included in Motive’s previously filed 8-Ks and the 8-K that will be filed next Monday with the SEC. Copies of these 8-Ks are available on the SEC’s website at www.SEC.gov, and on the Investor Relations page of the Motive website, at www.Motive.com.

Motive undertakes no obligation to update or revise its forward-looking statements or to update the reasons its actual results may differ materially from those anticipated in statements made today.

Participating in today’s call our Alfred Mockett, Motive’s Chairman and Chief Executive Officer, and Mike Fitzpatrick, Chief Financial Officer. I will now turn the call over to Alfred Mockett. Sir, you may proceed.

Alfred Mockett - Motive, Inc. - Chairman and CEO

Good morning, ladies and gentlemen, and thank you for joining us today. First I would like to take you through the operating performance for Q2, then provide an update on the progress we have made towards closing the transaction for the sale of the Company to Alcatel-Lucent. Following this update, Mike Fitzpatrick, our CFO, will provide a detailed look at Q2 financials.

We continue to make solid progress against operating and financial goals, sustaining the Company on a growth path while moving closer to achieving our stated objectives of profitability and positive cash flow.

Thomson StreetEvents	www.streetevents.com	Contact Us	2

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07. 2008 / 10:00AM ET, MOTV.PK - Q2 2008 Motive, Inc. Earnings Conference Call

Revenue for Q2 was $19.4 million, up 24% over the prior year. Revenue flow-through from contracts booked in prior periods contributed $14 million, the balance coming from channel sales and stand-alone service contracts. Bookings of $15.9 million were up 41% on Q2 2007, delivering a bookings performance in the first half of $22.5 million, representing 18% growth over the first half for 2007. As with Q1, the business was generated across geographies, channels and products.

We secured contracts with 26 customers. Of these, five are new customers. The highlight of the quarter was a $7.3 million three-year hosting contract with a major North American carrier. Overall gross margin improved 57% compared with 55% in Q1 and a 7 percentage point improvement over the gross margin for the same period in the prior year.

Operating expenses were $13 million, a reduction of 10% year-over-year. This resulted in a post tax loss of $2.1 million compared with a $6.5 million loss recorded in Q2 2007, a reduction of 67%. This was achieved despite absorbing $1.1 million of nonrecurring costs associated with the Alcatel-Lucent transaction, and the stock issuance and settlement of the class action and derivative lawsuits.

Backlog at June 30 was $35 million. Cash balances at the end of the quarter were $13.5 million, down from $17.1 million on March 31, 2008, reflecting cash consumption by operations of $3.6 million for the quarter. Once again this is a sign of seasonality with a similar experience in 2007. Historically, our cash performance during the second half of the year is stronger than the first half.

Notwithstanding the historic trends, we have taken the precaution of putting in place $14 million of bank lines as a contingent measure. Achieving our objective of positive cash flow in Q4 would obviate the need to draw down on these bank lines.

Other significant events in Q2 include the filing of a lawsuit in Texas District Court against Genesis, our former Directors and Officers insurance carrier, for coverage of ongoing legal expenses associated with the SEC investigation. In addition, following the receipt of the final order in the class-action lawsuit, we issued and delivered to the plaintiff’s agent 2.5 million shares of common stock in escrow, bringing our total issued and outstanding shares to 30.2 million.

Turning now to the Alcatel-Lucent transaction, we announced on June 17, 2008 that Motive had signed a definitive agreement for the sale of the Company. Pursuant to this agreement, on July 16 2008, Alcatel-Lucent launched an all-cash tender offer for all the outstanding common stock of Motive at a price of $2.23 per share.

At the time of the announcement, we expected to conclude the transaction early in the fourth quarter of 2008. We remain on track to meet this time line. The closing of the transaction remains subject to a number of conditions precedent. Significant progress has been made with regard to these conditions. Final orders settling the class action and derivative lawsuits were rendered on July 14. We’re now in a 30-day appeal period, which is due to expire next week. No appeals have been launched today, nor do we anticipate any prior to the expiration of this period.

Alcatel-Lucent has advised us that it anticipates making all the relevant governmental and regulatory notices and filings, including Hart-Scott-Rodino, the German Federal Cartel Authority and the Italian Antitrust Authority later this week. The audits for the years ended December 31, 2007 and December 31, 2006 remain on track, consistent with our expectation of time line to close.

The cash tender offer was launched on schedule and will remain open through August 12. Thereafter, there are provisions for extensions as may be necessary.

The response to the announced merger has been universally positive from our customers, and our employees remain optimistic about the outcome. Now let me hand over to Mike Fitzpatrick to provide a more detailed review of our Q2 financial performance.

Mike Fitzpatrick - Motive, Inc. - CFO

Good morning, everyone. I’m Mike Fitzpatrick, the CFO of Motive. I will cover the following topics today. Review of our Q2 and year-to-date operating results; bookings and backlog; cash burn; deferred revenue, and our reporting policy on a go-forward basis.

Revenue for the second quarter was $19.4 million, up from $15.6 million for the same period in 2007. Year-to-date through Q2, our revenue was $38 million compared to $28.4 million for the same period in 2007. Revenue from North America in the second quarter was $9.7 million, or 50% of total revenue, compared to $6.7 million or $42.9% for the second quarter of ‘07.

Thomson StreetEvents	www.streetevents.com	Contact Us	3

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07. 2008 / 10:00AM ET, MOTV.PK - Q2 2008 Motive, Inc. Earnings Conference Call

On a year-to-date basis, revenue from North America was $19.5 million, or 51.3% of total revenue compared to $13.2 million or 46.5% of total revenue for the same period in 2007.

Revenue from international in the second quarter of 2008 was $9.7 million, or 50% of total revenue, compared to $8.9 million or 57.1% for the second quarter of 2007. On a year-to-date basis, international revenue was $18.5 million or 48.7% of total revenue compared to $15.2 million or 53.5% of total revenue for the same period in 2007.

Revenue from channels also continues to increase. In the first half of 2008, revenue from channels was $6.4 million or 16.8% of total revenue compared to $5.2 million or 18.3% for the same period in 2007.

Gross margin dollars in the second quarter were $11 million compared to $7.8 million for the same period in 2007. The gross margin percentage in the second quarter of 2008 was 56.9% compared to 50.2% in the second quarter of 2007. Gross margin dollars were $21.2 million for the first half of 2008 compared to $13.9 million for the same period in 2007. The gross margin percentage in the first half of 2008 was 55.8% compared to 49.1% for the same period in 2007.

Total operating expenses in the second quarter of 2008 were $13 million compared to $14.4 million for the same period in 2007. For the first half of 2008, operating expenses were $24.3 million, down from $27.8 million for the same period in 2007.

For the second quarter of 2008, our loss was $0.08 per share compared to a loss of $0.24 per share for the same period in 2007. For the first half of 2008, our loss was $0.11 per share compared to a loss of $0.49 per share for the same period in 2007.

Before I provide you the bookings numbers for the second quarter, I want to remind you that we define a booking as a contractually committed amount that our customer will pay us over the entire term of the agreement.

For the second quarter, bookings were $15.9 million compared to $11.3 million for the same period in 2007. For the first half of 2008, bookings were $22.5 million compared to $19 million for the same period in 2007. As of June 30, our backlog was $35 million. This represents contractually committed invoicing over the next three years.

Our cash balance at June 30 was $13.5 million. This compares to $17.1 million at March 31, 2008. Our deferred revenue balance at June 30, 2008 was $62.4 million compared to a balance of $67.1 million at December 31, 2007. As I have commented previously, deferred revenue flows back into revenue at approximately $14 million per quarter.

Head count at June 30, 2008 was 205 employees. This reflects a slight decrease from March 31, 2008 head count of 298 employees. We currently anticipate head count will remain relatively flat throughout the year with additions focused on billable resources in the Company’s professional services operation, and a continued expansion of the Company’s India development center. Total head count in our India development center at end of June was 71 employees.

Finally, BDO continues to make progress in their audit of our financials. As I’ve stated on previous call, until the audits are completed, on a go-forward basis, we’re committed to doing the following. We will meet all SEC filing deadlines for filing future unaudited financial information. Information normally in 10-Qs and 10-Ks will be filed as 8-Ks. We will hold quarterly investor calls. And we will continue to file 8-Ks when appropriate for material events.

At this point, I would like to turn the call back over to Alfred for summary comments.

Alfred Mockett - Motive, Inc. - Chairman and CEO

Motive’s performance demonstrates progress against its objectives. Our Q2 results illustrate the value of the business. We’re on track in meeting the required conditions to complete the sale of Motive to Alcatel-Lucent and look forward to closing the transaction later this year.

At this time, we’re happy to take your questions, so Carol, back to you for instructions on the Q&A.

Thomson StreetEvents	www.streetevents.com	Contact Us	4

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07. 2008 / 10:00AM ET, MOTV.PK - Q2 2008 Motive, Inc. Earnings Conference Call

Q U E S T I O N  A N D  A N S W E R

Operator

(Operator Instructions). Paul Hill, PMH Capital.

Paul Hill - PMH Capital - Analyst

Hi, it’s Paul Hill from PMH Capital. Good morning. Congratulations on the good solid quarter. Certainly, you guys have managed to keep the many balls in the air without losing sight of the operational performance. So that’s a great achievement. I was just looking through the budget numbers, and — in the contract, because obviously it’s come through from Alcatel-Lucent as an SEC submission. I just noticed, obviously, you’ve done an extremely good job, in fact I think beaten those previous estimates at the half-year stage on revenue, gross margin and cash. Also I just wanted to recut some of the forecasts that I’m putting forward for this year. I just wanted to sort of pick your brains in relation to how you saw the sales line going with regards to the Mobile Device Manager and the Home Device Manager.

Alfred Mockett - Motive, Inc. - Chairman and CEO

Yes, well, first of all, I think the numbers you’re referring to were incorporated in the submission because they were five-year forward views that we shared with Alcatel at the time we entered into some discussions with them. That was the best view at the time. And obviously the view will flex over time. We’re very pleased with the solid progress we’ve made in the first half. And it’s quite pleasant to be a bit ahead of some preliminary numbers we shared a few months ago with Alcatel.

That said, the performance of this Company is very heavily back-end weighted. As you’ll see from previous years, the order intake is generally one-third-two-thirds, first half-second half. There is a tremendous seasonal buying pattern to shore up some of our customers, which tends to get stronger in Q3 and Q4, and also most of our renewals tend to kick in, in Q3 and Q4.

And so while I said when we concluded last year that we expected double-digit growth into this year, and that projection still holds.

Paul Hill - PMH Capital - Analyst

And just in relation to the Mobile Device Manager and the Home Device Manager, are you seeing any change at all from your last statements three months ago?

Alfred Mockett - Motive, Inc. - Chairman and CEO

No, Home Device Manager is becoming an important part of our offering, particularly with the larger players as they move into digital home management, and we’re very encouraged by the signs coming from that particular market.

With regard to Mobile Device Manager, that market has morphed over the last 12 months and has moved more into Mobile Service Manager. Mobile Device Management is no longer in itself a sufficient offering, a point solution. And so we’re providing a much broader integrated offering, and that is in response to some very large and very complex RFPs that have come out in the last 12 months that are actually redefining the market. But in fact that plays to our strength as we move more into the customer service center and the network operations center as part of a broader, more complex offering.

There is no doubt that over time, that will become a very large market opportunity that we will capitalize on. That said, what we’re seeing is sales cycles are much longer because the RFPs are getting much more complicated.

Paul Hill - PMH Capital - Analyst

And the $7.3 million contract, the hosting agreement in North America, what does that wrap in? Is that the high-speed Internet, Home Device Manager, is that — what type of services does that provide them?

Thomson StreetEvents	www.streetevents.com	Contact Us	5

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07. 2008 / 10:00AM ET, MOTV.PK - Q2 2008 Motive, Inc. Earnings Conference Call

Alfred Mockett - Motive, Inc. - Chairman and CEO

You’re right on the money there. All our hosting is about hosting our own applications for and on behalf of our major customers. As many as two-thirds of our customers now have entrusted us with the ongoing hosting of some of their applications, if not all.

Paul Hill - PMH Capital - Analyst

Congratulations, guys. Thank you very much.

Alfred Mockett - Motive, Inc. - Chairman and CEO

Well, thank you very much for your questions, Paul. I appreciate it.

Operator

(Operator Instructions). Ladies and gentlemen, you have no further questions at this time. I’m going to turn it back to you, Mr. Mockett, for your closing remarks.

Alfred Mockett - Motive, Inc. - Chairman and CEO

Thank you very much, Carol, and thank you for everyone for joining us this morning.

In summary, I would just like to repeat that Motive’s performance demonstrates solid progress against our objectives. Our Q2 results illustrate the value of the business. And we are on track in meeting the required conditions to complete the sale of Motive to Alcatel-Lucent and look forward to closing the transaction later this year. Thank you very much and good bye.

Operator

Ladies and gentlemen, we appreciate your participation in today’s conference. This concludes your presentation, and you may now disconnect. Have yourself a great day.

D I S C L A I M E R

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	www.streetevents.com	Contact Us	6

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.